FORESTAR GROUP INC.

2221 E. Lamar Blvd., Suite 790

Arlington, Texas 76006

(817) 769-1860

October 6, 2021

VIA EDGAR

Patrick Costello and Pam Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forestar Group Inc.

Registration Statement on Form S-3

Filed October 1, 2021

File No. 333-259985

Dear Mr. Costello and Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Forestar Group Inc., a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on October 8, 2021, or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

Forestar Group Inc.

By:	/s/ Ashley Dagley
Ashley Dagley
Vice President, Corporate Securities Counsel and Corporate Secretary

cc:	Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

[Signature Page to Acceleration Request]